February 21, 2005

Dear-Stockholder:

RE: 2005 Board of Directors Election

I am pleased to present the official ballot and information needed for your company to cast its votes in the 2005 election of directors for the National Cooperative Bank. The board of directors has fixed December 31, 2004, as the record date for the determination of stockholders entitled to vote in the 2005 election. The votes allocated to your company are shown on the ballot.

The stockholders will elect four candidates to fill the vacancies in the 12 stockholder-elected directorships. All directors are elected to serve three-year terms.

To be counted, the independent election teller must receive all ballots in the enclosed RED postage-paid, self-addressed envelope. The ballots must be delivered by regular mail before or on April 11, 2005. Hand-delivered ballots will not be accepted, nor will ballots received after April 11, 2005.

In addition, enclosed is a separate ballot pertaining to shareholder ratification of a bylaw amendment. This ballot may be returned in the BLACK envelope provided or your vote may be cast at the special meeting of the membership to be held on May 11, 2005 in Washington, D.C.

On behalf of the board of directors, I appreciate your participation, and encourage you to cast your ballot.

Very truly yours,

Stuart M. Saft
Chair
NCB Board of Directors

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held April 21, 2005

The 2005 annual meeting of the stockholders of National Cooperative Bank (NCB) will be held on Thursday, April 21, 2005 at 4:00 p.m., at the National Museum of the American Indian, Fourth Street and Independence Avenue, S.W., Washington, D.C.

The board of directors and management look forward to personally greeting those stockholders able to attend, and will respond to questions you may have concerning NCB.

Upon request, a copy of NCB’s 2005 Annual Report will be mailed to stockholders under separate cover.

Very truly yours,

Louise M. Grant
Corporate Secretary
National Cooperative Bank

ELECTION OF DIRECTORS

The stockholders are casting ballots to elect four among the six candidates nominated to fill four vacancies on the board of National Cooperative Bank.

Nominees for election are qualified as representatives of five classes of cooperatives. The election rules require that the election be conducted in such a manner so as to ensure that each of the five cooperative, classes shall be represented by at least one and no more than three directors.

Listed below, by class are all of the stockholder-elected directorships currently filled by incumbent directors who will continue to serve out their terms; and the number of directorships available in each class.

Stockholder-Elected Directorships

Class of			Incumbent	Available
Cooperative	Minimum	Maximum	Seats 2005	Seats 2005
Consumer Services	1	3	1	2
Low Income	1	3	3	0
Other	1	3	2	1
Housing	1	3	1	2
Consumer Goods	1	3	1	2

Under the election rules, the four nominees receiving the highest vote shall be elected, subject to the maximum and minimum limitations imposed on each class. Stockholders may vote for any four nominees.

Photo Goes Here	Roger B. Collins is president and chief executive officer of Harp’s Foodstores, Inc., a regional grocery chain located in Arkansas, Oklahoma and Missouri. He currently serves on the Board of Directors of Associated Wholesale Grocers (AWG). Mr. Collins has a bachelor’s degree in economics from Rice University, Houston, Texas and a master’s in business administration from the University of Texas, Austin, Texas.

     Consumer Goods

My 18 years at Harp’s Food Stores as a Vice President and CFO (1986), Executive Vice President (1995) and then as President and CEO (2000) have afforded me the experience and background to make a contribution to the Board of Directors of National Cooperative Bank (NCB).

Included in that experience, has been serving on the Board of Directors for Associated Wholesale Grocers (AWG), one of the most successful cooperatives in the country. My experience includes having served on the publicly traded Bank of the Ozarks, Inc., as well as several community not-for-profit organizations.

In 2001, Harp’s revenue became 100 percent employee-owned through the help and partnership of AWG and NCB. NCB has served as a lender to Harp’s since 1995 when the company added ten new stores and bought out the then majority stockholder.

As an employee-owned company, we extol the virtues of the cooperative processes of working together and sharing in the results. I have a dream and commitment to build a company where employees approach the job and the customer as owners thereby creating the highest possible service level.

Our company’s ESOP has been a major factor in developing a corporate culture where associates, customers, integrity, and results are all valued. Coupled with the creation of a successful strategy to compete against Wal-Mart, I believe Harp’s is poised to grow and expand in the future.

My leadership skills, from serving as the Harp’s CEO and financial background as both a CPA and financial executive, would enable me to make a positive contribution to the Board of Directors of NCB.

Thank you for the honor of considering me for this position.

Photo Goes Here	Steven F. Cunningham is president and chief executive officer of IMARK Group, Inc., a purchasing cooperative of independently owned electrical suppliers and equipment wholesalers. He currently serves as President and Director of Elite Distributors Insurance Co., located in the Grand Cayman. He also serves as a director of Mutual Services Cooperative and is currently first vice chair of the National Cooperative Business Association’s Board of Directors. Mr. Cunningham has a bachelor’s degree in accounting from Lehigh University, Bethlehem, Pennsylvania.

     Consumer Goods

I am confident that I could contribute to the continued success of National Cooperative Bank because I have extensive senior management and executive experience in a major cooperative enterprise, IMARK Group, Inc., as well as with non-cooperatively governed entities including large public companies. I have also served as a director of a captive insurance enterprise founded by our cooperative and as a Director of Mutual Services Cooperative (formerly MSI), a cooperatively governed group of mutual insurance companies.

I have been active as a member and Director of the National Cooperative Business Association where I am currently serving as First Vice-Chair, as Chairman of the Audit Committee, and member of the Executive Committee.

IMARK Group’s Mission Statement includes commitments to operate as a cooperative and to conduct all of our affairs in accordance with the highest legal and ethical standards. My operational and Director level experience has been in environments where the financial stakes are high and where fiduciary duties and diligence are key factors.

I am confident that my experience in managing and governing sophisticated businesses coupled with my belief in advancing cooperative enterprise and my familiarity with the duties and responsibilities of a Director would equip me well to make a positive contribution as a Director of NCB.

Photo Goes Here	H. Jeffrey Leonard is the president of Global Environment Fund Management Corporation (GEF) an international investment management firm. Mr. Leonard received a bachelor’s degree, magna cum laude from Harvard College Cambridge, Massachusetts. He holds a master’s degree in economics from London School of Economics in London, England and a doctorate degree in philosophy from Princeton University, Princeton, New Jersey. Mr. Leonard serves on the NCB’s board of directors executive/compensation committee and is chairman of the mission banking/low income committee.

Incumbent

     Other

It has been an honor to serve on the NCB Board of Directors for the past three years. I believe that during my first term, my strong commitment to the mission of the Bank, combined with my financial and investment expertise, has enabled me to be a productive contributor to the Bank’s Board, and a good advisor to the Bank’s senior professional management. I am excited to continue my service on the Board for a second term, especially in light of the fact that as the founder and CEO of a successful ESOP company, I am reminded daily of the power of the cooperative model for broadening ownership and capital appreciation for business stakeholders.

Currently, I serve on the Executive/Compensation Committee of the Board and chair the Mission Banking Committee. Through the next term, I can continue to contribute significantly to both Committees in addressing major challenges and opportunities. First, I believe that one of the biggest issues facing the Bank for the future is to address, on a long-term basis, new approaches to building its capital base and managing its cost of capital. My experience with financial institutions and markets may provide the Executive/Compensation Committee and the Board with a helpful perspective as they deliberate such crucial long-term strategic matters.

Second, I am extremely enthusiastic about the new initiative that President Chuck Snyder has launched to infuse mission banking into the activities of all parts of the NCB family. I can be a strong sounding board and advisor to Marie Mann Bibbs, Managing Director of Mission Banking, in her new role as the point person within the Bank for this initiative. Most poignantly, I am enthusiastic about NCB’s commitment to promote community development. As Chairman of the Board of Beacon House, I have come to understand the impoverished communities of the inner city.

Photo, Goes Here	William F. Casey, Jr. is president and chief executive officer of The Co-operative Central Bank, an excess deposit insurer for member banks in Massachusetts. He is also President of the Co-operative Bank Investment Fund. He currently serves on NCB’s executive/compensation committee and chairman of and is designated as the audit/risk management committee’s financial expert. Mr. Casey has a bachelor’s degree and a master’s degree in business administration from Suffolk State University, Boston, Massachusetts. He is a member of the Massachusetts Society of CPA’s, the American Institute of Certified Public Accountants and Associate Member of the Massachusetts Bankers Association.

Incumbent

     Consumer Services

The Co-operative Central Bank (CCB) is the Central Bank for 71 cooperative member banks in Massachusetts ranging in size from $18 to $506 million. It is a source of cash reserves and provides loans for liquidity purposes to these community banks, deposit insurance in full on all balances held at member cooperative banks in excess of FDIC coverage limits, and other central support services.

CCB has been a member and utilized NCB’s services since 1984. This working relationship has helped both of our organizations to better meet the objectives and goals in our mission of service to members.

Asset liability, credit underwriting, loan quality, liquidity, capital adequacy, strategic planning, risk management and audit committee responsibility are fundamental and necessary for prudent banking for CCB, our member cooperative banks and NCB. Since joining NCB’s Board, I have been serving on its audit/risk management committee, currently serving as the committee chairman. With over 28 years of employment directly in banking and over eight years in public accounting, with concentration in bank auditing, I could continue to apply my expertise and knowledge in these particular areas when developing Board Policies, direction and long range plans for NCB.

Thank you for the opportunity to serve on your Board for the past three years. NCB has an excellent management team, dedicated and well trained employees and a diverse and caring Board. It would be an honor to serve on your board for the next three years and I would greatly appreciate your voting support. I believe my experience and service will supplement the various cooperative experiences of other board members to provide the leadership and commitment for NCB to continue its mission, reach its goals and ensure the safety and soundness of NCB.

Photo Goes Here	Douglas M. Kleine is executive director of National Association of Housing Cooperatives, which provides information and education on cooperatives to boards. He has served as board director and treasurer of the Reston Commuter Bus, Inc. He also served on Reston Homeowner Association board including chair of covenants, finance committee, and planning and budgeting committee. Mr. Kleine has a bachelor’s degree in economics from the University of Pittsburgh, Pittsburgh, Pennsylvania. He also studied at the University of Virginia, Falls Church, Virginia and VPI, Herndon, Virginia.

                    Housing

My involvement with co-ops began in 1968, when I joined the board of an upstart transportation co-op that was doing something neither the public sector nor private sector was doing — getting people to and from work. From six buses a day when I joined the board to 75 buses a day 15 years later, I saw the power of cooperation grow. Patronage dividends were easy; whenever we saw too much cash, we declared a free ride.

The same year, as my wife and I were struggling on beginner’s salaries, we needed the savings that we could get by joining a bulk food-buying co-op. Two years later as soon as our first child arrived, I learned how invaluable a babysitting co-op can be for young parents.

In my first CEO position in the early 1990’s, I worked with the John Deere Credit Union to give my employees access to their services, and did the same thing shortly after becoming Executive Director of the National Association of Housing Cooperatives.

I can bring to NCB a broad experience in cooperatives, and equally a deep, national experience in housing and housing cooperatives, in touch daily with housing co-op boards, shareholders, and professionals from around the country.

A good part of the job of being an NCB director is board work, and board work has been my career, whether training boards of low income co-ops in D.C., participating on five housing associations boards, serving on nonprofit boards like the Cooperative Development Foundation, or working for boards of national organizations, as I have done for 25 years.

Housing cooperatives account for a large part of NCB’s business; in fact, they make some other NCB business possible. Representation from housing is important to NCB, just as NCB is important to housing co-ops.

Photo Goes Here	Marlene Cooper Stiggers is executive director of Atlanta Cooperative Development Corporation, Inc., which sponsors cooperative development. She has served on the Board of Wildwood Park Townehouses Corporation as secretary for four years, two years as newsletter editor and 23 years as president of the board. She has also served as chair of National Association of Housing Cooperatives, and president and chair of Southeast Association of Housing Cooperatives. Ms. Stiggers attended Morris Brown College, Atlanta, Georgia.

     Housing

My experience on boards over the last 20 years will make me an effective NCB board member. For 23 years, I have been president of my 268-unit housing co-op in Atlanta, and have recently taken it through $1.8 million of rehab work.

I have helped sister co-ops in Atlanta through my presidency of the Southeast Association of Housing Cooperatives for 20 years, overseeing initiatives such as a youth leadership program, a building captain leadership program, and a Co-op Board Code of Ethics, all of which have served as national prototypes.

I have served the National Association of Housing Cooperatives in numerous capacities, including as the first female president, but my love has been co-op education for boards and youth.

I have financial experience as well, I am in my second term on the board of ShareCredit Corp., a cooperative of cooperatives that fills a void in access to capital by making small loans to first-time homebuyers in Atlanta’s housing co-ops.

As Chairman of the Board of Stewards of my church, I led the congregation through a relocation and refinancing, as well as establishing both an endowment for the church and an operating foundation for community activities.

My financial experience also includes 1st Choice Credit Union, where I was board chairman and chairman of the supervisory committee and the credit committee. Through the credit union and my position of Executive Director of Atlanta Cooperative Development Corporation, I have established an Individual Development Account program and provide economic literacy training for participants. Atlanta Cooperative Development supports development of all kinds of cooperatives, including worker cooperatives and business co-ops.

With your support, I will be able to apply my experience to help other co-ops get the financial resources to do what co-ops do best—helping people work together to help each other.